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                                                                    EXHIBIT 99.1

Contacts:

Mike Staiger
Chief Financial Officer
Copper Mountain Networks, Inc.
650.687.3300
IR@coppermountain.com

            COPPER MOUNTAIN NETWORKS ANNOUNCES SECOND QUARTER 2001
         FINANCIAL RESULTS AND ACTIONS DESIGNED TO PROVIDE FOR FULLY-
                       FUNDED OPERATING PLAN BEYOND 2002

PALO ALTO, Calif., August 2, 2001--Copper Mountain Networks, Inc., (NASDAQ:
CMTN), a provider of copper-based broadband access solutions, today announced financial results for the second quarter of 2001. Net revenue for the second quarter of 2001 was $6.1 million, compared with $8.2 million in the prior quarter.

Pro forma net loss for the second quarter of 2001 was $9.1 million, or $0.17 per pro forma diluted share, compared to pro forma net loss of $10.7 million, or $0.20 per pro forma diluted share in the prior quarter. The pro forma net loss excludes pro forma adjustments of $58.1 million, which are comprised of stock based compensation charges, a write-off of purchased intangibles, a charge related to the investment in commercial paper of Southern California Edison, a charge for excess inventory, and applying an income tax rate of 42 percent to the resulting loss from operations. Net loss on a generally accepted accounting principles (GAAP) basis for the second quarter of 2001 was $73.8 million, or $1.39 per diluted share, compared to a net loss of $66.9 million, or $1.27 per diluted share in the prior quarter.

Copper Mountain also announced that it has taken significant steps to reduce expenses and conserve cash, resulting in an operating plan which the Company believes will sustain the Company's currently planned operations beyond 2002 without the need to raise additional capital. These actions include a headcount reduction of approximately 40%, with affected employees being notified at once. In addition, the Company will close its Fremont office and consolidate the Fremont products and operations into its Palo Alto facility; shift from a direct to indirect international sales and support model; and eventually terminate its low-end CPE and MTU product lines. The Company plans to take a third quarter charge in the range of $15-18 million in connection with this restructuring.

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"In light of the difficult economic environment, we are pleased to report second quarter revenue which is in line with Company guidance," said Rick Gilbert, president and chief executive of Copper Mountain Networks. "We have taken important steps to align our spending with current market conditions and fully fund our current operating plan beyond 2002. As a result, we believe we are very well-positioned to serve our existing customers as well as the ILEC and IXC customers we are pursuing today."

In addition, the Company announced two management team changes. Charles Nieman will retire as Vice President of Worldwide Sales and will be replaced by Doug Hilmes, currently Vice President, National Accounts and a long-time member of the Copper Mountain sales management team. Keith Higgins, formerly Assistant Vice President of Marketing, will return to the Company as Vice President of Marketing replacing Bryan Long, who will remain with the Company as an executive advisor through the end of this year. These changes are effective immediately.

Copper Mountain Networks' second quarter 2001 earnings conference call will be broadcast live today at 2:00 p.m. PST (5:00 p.m. EST) at www.coppermountain.com
                                                         ----------------------
and also through www.streetfusion.com. The dial-in number for the conference
                 --------------------
call is 1.800.937.4592. For replay telephone-access, dial 1.800.633.8284/858.812.6440 and enter the reservation number: 19286997. The telephone replay will be available for approximately seven business days. The taped audio replay will be archived on Copper Mountain's Website for approximately 14 days following the call.

About Copper Mountain Networks

Copper Mountain Networks, Inc. (Nasdaq: CMTN) manufactures intelligent DSL and aggregation equipment for central office, digital loop and multi-tenant unit
(MTU) broadband networks worldwide. Its DSL solutions enable carriers and service providers to deliver cost-effective, high-performance data and voice services over existing copper telephone wiring. Its CopperEdge(R) 200 DSL Concentrator is deployed in some of the world's largest public networks, and its environmentally hardened CopperEdge(R) RT (remote terminal) DSL Concentrator extends the reach of DSL to the millions of customers served by digital loop carriers (DLCs). With IP IQ(TM), Copper Mountain's robust Internet Protocol (IP) service intelligence, service providers can maximize bandwidth utilization, support value-added broadband services, and scale to meet the

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demands of hundreds of thousands of subscribers. Copper Mountain's
CopperRocket(R) CPE family and CopperCompatible(R) program ensure that Copper Mountain DSL concentrators are interoperable with the broadest range of customer premise equipment (CPE). Customers wanting more information about Copper Mountain products or office locations worldwide can contact Wendy Holder at
1.650.687.3316 or visit the company's World Wide Web site at http://www.coppermountain.com. For investor relations' information call toll free 1.877.INFO.CMTN (463.6268) or contact us at IR@coppermountain.com.


Safe Harbor Warning

Portions of this release contain forward-looking statements regarding future events based on current expectations and are subject to risks and uncertainties, such as statements regarding Copper Mountain's forecasts of its unproven operating plan. Copper Mountain wishes to caution you that there are some factors that could cause actual results to differ materially from the results indicated by such statements. These factors include, but are not limited to: quarterly fluctuations in operating results attributable to the timing and amount of orders for our products; the ability of our CLEC customer base to raise sufficient capital to fund their operations and continue to order and pay for our products (including the risk that the Company will not be able to collect existing receivables from its customer base); rapid changes in the service provider landscape and among our CLEC customer base; the concentration of our revenue in a small number of customers; the rate of growth in our client base; our ability to penetrate the international, and the incumbent telecommunications service provider (ILEC/IXC) market; factors affecting the rate of DSL deployment by our customers; market acceptance of our products; our ability to keep pace with rapidly changing product requirements; factors affecting the demand for DSL technologies; the estimated charges, including restructuring charges, related to the collectability of certain receivables, charges related to the investment in commercial paper of Southern California Edison and charges for excess inventory, could be underestimated; the ability to realize sufficient revenues in the future to sustain or achieve profitability on an annual or quarterly basis (including the risk that from time to time the Company may need to write-off excess or obsolete inventory); factors which could affect our profit margins or lead to increased expenses, such as pressures to reduce our product prices, increases in our costs of goods sold and unforeseen increases in research and development expenses; the loss of services of key personnel which could materially adversely affect our business; factors and market conditions affecting the telecommunications industry, the market for DSL services, CLEC service providers and economic conditions

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generally, which are beyond Copper Mountain's ability to control. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. Further, Copper Mountain expressly disclaims any obligation to update or revise any forward-looking statements contained herein to reflect future events or developments after the date hereof. We refer you to the documents Copper Mountain files from time to time with the Securities and Exchange Commission, specifically the section titled Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2000 and other reports and filings made with the Securities and Exchange Commission.

Copper Mountain and all Copper Mountain product names are trademarks of Copper Mountain Networks, Inc. All other marks are the property of their respective owners.

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                         Copper Mountain Networks, Inc.
                  Pro Forma Condensed Statements of Operations
                    (in thousands, except per share amounts)

                                                                Three Months Ended                      Six Months Ended
                                                                     June 30,                                June 30,
                                                       -----------------------------------       ----------------------------------

                                                            2001               2000                    2001               2000
                                                       ----------------   ----------------       ---------------    ---------------
Net revenue                                            $     6,054        $     80,185           $    14,215        $   141,009
Cost of revenue                                              4,182              36,079                 8,710             64,180
                                                       ----------------   ----------------       ---------------    ---------------
Gross margin                                                 1,872              44,106                 5,505             76,829
Operating expenses:
   Research and development                                 10,781               8,400                22,448             15,172
   Sales and marketing                                       4,876               9,370                11,886             15,033
   General and administrative                                3,232               3,917                 8,410              6,580
                                                       ----------------   ----------------       ---------------    ---------------
          Total operating expenses                          18,889              21,687                42,744             36,785
                                                       ----------------   ----------------       ---------------    ---------------
Income (loss) from operations                              (17,017)             22,419               (37,239)            40,044
Other income, net                                            1,256               2,133                 3,088              3,933
                                                       ----------------   ----------------       ---------------    ---------------
Income (loss) before income taxes                          (15,761)             24,552               (34,151)            43,977
Provision (benefit) for income taxes                        (6,620)             10,312               (14,343)            18,470
                                                       ----------------   ----------------       ---------------    ---------------
Pro forma net income (loss)                            $    (9,141)       $     14,240           $   (19,808)       $    25,507
                                                       ================   ================       ===============    ===============
Pro forma basic net income (loss) per share            $     (0.17)       $       0.28           $     (0.38)       $      0.51
Basic common stock equivalents                              52,959              50,561                52,776             49,568
Pro forma diluted net income (loss) per share          $     (0.17)       $       0.24           $     (0.38)       $      0.44
Diluted common stock equivalents                            52,959              58,503                52,776             57,961

     The above Pro Forma Condensed Statements of Operations is not a presentation in accordance with generally accepted accounting principles as it excludes the effects of the following:

     (1) The three months ended June 30, 2001 excludes $0.8 million of stock based compensation, a $40.8 million write-off of purchased intangibles, a $0.4 million charge related to the investment in commercial paper of Southern California Edison, $16.0 million of charges related to excess inventory on hand and on order, and the resulting loss before tax is taxed utilizing a 42.0% tax rate. The six months ended June 30, 2001 excludes $1.4 million of stock based compensation, a $40.8 million write-off of purchased intangibles, $5.3 million of amortization of purchased intangibles, a $1.0 million charge related to the investment in commercial paper of Southern California Edison, $51.0 million of charges related to excess inventory on hand and on order, a $2.6 million charge related to the collectibility of certain receivables, a $4.4 million restructuring charge, and the resulting loss before tax is taxed utilizing a 42.0% tax rate.

     (2) The three months ended June 30, 2000 excludes $1.2 million of stock based compensation, $5.2 million in amortization of purchased intangibles and the resulting income before tax is taxed utilizing a 42.0% tax rate. The six months ended June 30, 2000 excludes $2.2 million of stock based compensation, $7.1 million in amortization of purchased intangibles, a $6.3 million write-off of purchased intangibles, and the resulting income before tax is taxed utilizing a 42.0% tax rate.

     The pro forma data is presented for informational purposes only and should not be considered as a substitute for the historical financial data presented in accordance with generally accepted accounting principles.
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                        Copper Mountain Networks, Inc.
                      Condensed Statements of Operations
                   (in thousands, except per share amounts)

                                                                 Three Months Ended                      Six Months Ended
                                                                      June 30,                                June 30,
                                                         ------------------------------         -----------------------------
                                                               2001              2000                 2001             2000
                                                         -------------     ------------         ------------       -----------
Net revenue                                              $       6,054     $     80,185         $     14,215       $    41,009
Cost of revenue                                                  4,182           36,079                8,710            64,180
Charge related to excess inventory on hand and on order         16,000             ----               51,000              ----
                                                         -------------     ------------         ------------       -----------
Gross margin                                                   (14,128)          44,106              (45,495)           76,829
Operating expenses:
 Research and development                                       10,781            8,400               22,448            15,172
 Sales and marketing                                             4,876            9,370               11,886            15,033
 General and administrative                                      3,232            3,917                8,410             6,580
 Amortization of purchased intangibles                            ----            5,246                5,326             7,099
 Amortization of deferred stock compensation                       828            1,164                1,384             2,196
 Restructuring and other non-recurring                            ----             ----                7,000              ----
 Write-off of in-process research and development                 ----             ----                 ----             6,300
 Write-off of purchased intangibles                             40,833             ----               40,833              ----
                                                         -------------     ------------         ------------       -----------
     Total operating expenses                                   60,550           28,097               97,287            52,380
                                                         =============     ============         ============       ===========
Income (loss) from operations                                  (74,678)          16,009             (142,782)           24,449
Other income, net                                                  861            2,133                2,068             3,933
                                                         -------------     ------------         ------------       -----------
Income (loss) before income taxes                              (73,817)          18,142             (140,714)           28,382
Provision (benefit) for income taxes                              ----            7,811                 ----             4,378
                                                         -------------     ------------         ------------       -----------
Net income (loss)                                        $     (73,817)    $     10,331         $   (140,714)      $    24,004
                                                         =============     ============         ============       ===========
Basic net income (loss) per share                        $       (1.39)    $       0.20         $      (2.67)      $      0.48
Basic common stock equivalents                                  52,959           50,561               52,766            49,568
Diluted net income (loss) per share                      $       (1.39)    $       0.18         $      (2.67)      $      0.41
Diluted common stock equivalents                                52,959           58,503               52,766            57,961

                            Condensed Balance Sheets
                                 (in thousands)

                                   June 30,            Dec 31,          Liabilities and                 June 30,          Dec 31,
Assets                               2001               2000            Stockholders' Equity              2001             2000
Current assets:                                                         Current liabilities:
 Cash and S-T Investments         $   103,667       $    162,616          Accounts payable            $    30,222      $    23,963
 Accounts receivable                    1,709             19,496          Accrued liabilities              10,324           17,351
 Inventory                             15,803             26,405          Adverse purch. commit.           12,173           28,600
 Other current assets                   2,247              7,961          Current notes payable             3,162            3,177
                                  -----------       ------------                                      -----------      -----------
Total current assets                  123,426            216,478        Total current liabilities          55,881           73,091
Property and equip, net                22,231             24,961        Notes payable                       5,092            6,654
Other assets                            2,166             17,287        Other liabilities                     453              314
Purchased intangibles                       -             46,159        Total stockholders' equity         86,397          224,826
                                  -----------       ------------                                      -----------      -----------
                                  $   147,823       $    304,885                                      $   147,823      $   304,885
                                  ===========       ============                                      ===========      ===========
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